FIRST UNION REAL ESTATE EQUITY and MORTGAGE INVESTMENTS               Exhibit 99

Combined Balance Sheets


(In thousands, except shares)

                                                                                             September 30,
                                                                                                 2000           December 31,
                                                                                             (Unaudited)            1999
                                                                                             -----------            ----
ASSETS
Investments in real estate
  Land                                                                                     $     47,292       $     53,028
  Buildings and improvements                                                                    249,583            271,223
                                                                                           ------------       ------------
                                                                                                296,875            324,251
  Less - Accumulated depreciation                                                               (69,172)           (75,161)
                                                                                           ------------       ------------
    Total investments in real estate                                                            227,703            249,090

Investment in joint venture                                                                           -              1,786

Mortgage loans and notes receivable                                                               1,483              5,426


Other assets
  Cash and cash equivalents - unrestricted                                                       21,441             45,005

                             - restricted                                                         4,512             12,836

  Accounts receivable and prepayments, net of allowances
      of $771 and $496, respectively                                                              3,550             10,386
  Investments                                                                                   209,914            104,013
  Inventory                                                                                       5,438              3,395
  Unamortized debt issue costs                                                                    1,844              4,479
  Other                                                                                           1,006              1,629
  Net assets of discontinued operations                                                               -             64,747
                                                                                           ------------       ------------
     Total assets                                                                           $   476,891       $    502,792
                                                                                           ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Mortgage loans                                                                           $    166,764       $    195,051
  Notes payable                                                                                 150,113             75,628
  Senior notes                                                                                   12,538             12,538
  Accounts payable and accrued liabilities                                                       13,243             37,776

  Deferred obligation                                                                                 -             10,579
  Deferred items                                                                                  3.040              1,510
                                                                                           ------------       ------------
    Total liabilities                                                                           345,698            333,082
                                                                                           ------------       ------------

Shareholders' equity
  Preferred shares of beneficial interest, $25 liquidation preference, 2,300,000 shares authorized, 984,800 and 1,349,000 shares
      outstanding in 2000 and 1999                                                               23,171             31,737
  Shares of beneficial interest, $1 par, unlimited authorization, outstanding                    41,046             42,472
  Additional paid-in capital                                                                    216,269            218,831
  Undistributed loss from operations                                                           (149,293)          (123,322)
  Deferred compensation                                                                              -                  (8)
                                                                                           ------------       ------------
    Total shareholders' equity                                                                  131,193            169,710
                                                                                           ------------       ------------
Total liabilities and shareholders' equity                                                 $    476,891       $    502,792
                                                                                           ============       ============

FIRST UNION REAL ESTATE EQUITY and MORTGAGE INVESTMENTS               Exhibit 99

Combined Statements of Operations

Unaudited (In thousands, except per share data)

                                                                  Three Months Ended                 Nine Months Ended
                                                                    September 30,                      September 30,
                                                              2000              1999             2000               1999
                                                              ----              ----             ----               ----
Revenues
  Rents                                                     $11,346           $22,945          $ 37,195          $ 85,636
  Sales                                                       2,063             1,429             6,642             3,152
  Interest  - Mortgage loans                                     43               116               193               346
            - Short-term investments                          3,119               763             7,654             1,364
  Dividends                                                     338                 -               450                 -
  Equity in loss from joint venture                             (33)              (45)             (148)              (18)
  Other  income                                                   -               655               179               968
                                                            -------           -------          --------          --------
                                                             16,876            25,863            52,165            91,448
                                                            -------           -------          --------          --------
Expenses
  Property operating                                          3,207             7,874            10,306            28,671
  Cost of goods sold                                          1,976             1,627             6,410             3,727
  Real estate taxes                                           1,180             1,932             4,324             7,979
  Depreciation and amortization                               2,948             4,536             9,170            19,401
  Interest    - Mortgage loans                                4,006             6,956            13,330            20,959
              - Notes payable                                 2,290                69             4,922             4,200
              - Senior notes                                    279               279               835               835
              - Bank loans and other                              -               438                 -             4,445
  General and administrative                                  2,158             3,671            10,059             8,910
  Unrealized loss on carrying value
  of assets identified for disposition
  and impaired assets                                             -                 -                 -             9,002
                                                            -------           -------          --------          --------
                                                             18,044            27,382            59,356           108,129
                                                            -------           -------          --------          --------
Loss before capital gains, extraordinary
 loss from early extinguishment
 of debt, loss from discontinued
 operations and preferred dividend                           (1,168)           (1,519)           (7,191)          (16,681)
  Capital gains                                                 772               118            59,913            27,907
  Extraordinary loss from early
  extinguishment of debt                                          -                 -            (5,459)                -
                                                            -------           -------          --------          --------
(Loss) income before loss from discontinued
 operations and preferred dividend                             (396)           (1,401)           47,263            11,226
  Loss from discontinued operations                               -              (154)                -            (1,763)
                                                            -------           -------          --------          --------
Net (loss) income before preferred dividend                    (396)           (1,555)           47,263             9,463
  Preferred dividend                                           (517)             (708)           (1,933)           (2,124)
                                                            -------           -------          --------          --------
Net (loss) income attributable to shares
 of beneficial interest                                     $  (913)         $ (2,263)         $ 45,330          $  7,339
                                                            =======          ========          ========          ========
Per share data

Basic weighted average shares                                41,751            43,554            42,229            35,520
                                                            =======          ========          ========          ========
Diluted weighted average shares                              46,596            48,019            48,258            39,985
                                                            =======          ========          ========          ========
(Loss) income before extraordinary loss and
 loss from discontinued  operations, basic                  $ (0.02)         $  (0.05)         $   1.22          $   0.26
Extraordinary loss from early extinguishment
 of debt, basic                                                   -                 -             (0.13)                -
Loss from discontinued operations, basic                          -                 -                 -             (0.05)
                                                            -------           -------          --------          --------
Net (loss) income applicable to shares
 of beneficial interest, basic                              $ (0.02)         $  (0.05)         $   1.09          $   0.21
                                                            =======          ========          ========          ========
(Loss) income before extraordinary loss and
 loss from discontinued operations, diluted                 $ (0.02)         $  (0.05)         $   1.09          $   0.26
Extraordinary loss from early extinguishment
 of debt, diluted                                                 -                 -             (0.11)                -
Loss from discontinued operations, diluted                        -                 -                 -             (0.05)
                                                            -------           -------          --------          --------
Net (loss) income applicable to shares of
 beneficial interest, diluted                               $ (0.02)         $  (0.05)         $   0.98            $ 0.21
                                                            =======          ========          ========          ========
Combined Statements of Comprehensive Income

Net (loss) income                                           $  (913)         $ (2,263)         $ 45,330          $  7,339


Other comprehensive income
  Foreign currency translation adjustment                         -                31                 -               162
                                                            -------           -------          --------          --------
Comprehensive (loss) income                                 $  (913)         $ (2,232)         $ 45,330          $  7,501
                                                            =======          ========          ========          ========

FIRST UNION REAL ESTATE EQUITY and MORTGAGE INVESTMENTS               Exhibit 99

Combined Statements of Cash Flows

Unaudited (In thousands)

                                                                                                        Nine Months
                                                                                                     Ended September 30,
                                                                                                     -------------------
                                                                                                  2000                1999
                                                                                                  ----                ----
Cash provided by operations
  Net income before preferred dividend                                                      $    47,263           $    9,463
  Adjustments to reconcile net income before preferred dividend to net cash provided by operations
      Depreciation and amortization                                                               9,178               19,401
      Loss from discontinued operations                                                               -                1,763
      Extraordinary loss from early extinguishment of debt                                        5,459                   -
      Unrealized loss on carrying value of assets identified
          for disposition and impaired assets                                                         -                9,002
      Capital gains                                                                             (59,913)             (27,907)
      Increase (decrease) in deferred items                                                       2,495               (2,270)
      Net changes in other assets and liabilities                                                   106                3,858
                                                                                            ------------          ----------
        Net cash provided by operations                                                           4,588               13,310
                                                                                            ------------          ----------

Cash (used for) provided by investing
  Principal received from mortgage investments                                                    3,866                   43
  Net proceeds from sale of real estate                                                           2,451              158,071
  Proceeds from sale of fixed assets                                                                175                    -
  Proceeds from sale of investment in joint venture                                               2,410                    -
  Purchase of investments                                                                    (1,109,231)                   -
  Sale of investments                                                                         1,003,668                    -
  Sale of InnerTec                                                                                    -                  648
  Investments in capital and tenant improvements                                                 (7,118)              (7,012)
                                                                                            ------------          ----------
        Net cash (used for) provided by investing                                              (103,779)             151,750
                                                                                            ------------          ----------
Cash provided by (used for) financing
  Decrease in short-term loans                                                                        -             (101,000)
  Increase (decrease) in notes payable                                                          100,985              (94,865)
  Increase in mortgage loans                                                                     50,000               37,100
  Repayment of mortgage loans - Normal payments                                                  (1,098)              (2,705)
                              - Balloon payments                                                 (1,000)              (3,618)

  Payment of deferred obligation                                                                (10,579)                   -
  Deferred obligation repayment penalty                                                          (3,092)                (340)
  Payments for Impark spin-off                                                                  (37,087)                   -
  Purchase of First Union common shares                                                          (4,150)              (7,989)
  Purchase of First Union preferred shares                                                       (7,739)                   -
  Income from variable stock options                                                               (666)                   -
  Sale and employee option exercises of First Union shares                                            -               46,476
  Debt issue costs paid                                                                            (567)              (3,273)
  Dividends paid on shares of beneficial interest                                               (13,166)                   -
  Dividends paid on preferred shares of beneficial interest                                      (2,124)              (2,124)
                                                                                            ------------          ----------
        Net cash provided by (used for) financing                                                69,717             (132,338)
                                                                                            ------------          ----------
(Decrease) increase in cash and cash equivalents                                                (29,474)              32,722
Cash and cash equivalents at beginning of period                                                 57,841               43,019
                                                                                            ------------          ----------
Cash and cash equivalents at end of period                                                       28,367               75,741
Change in cash from discontinued operations                                                      (2,414)                 515
                                                                                            ------------          ----------
Cash and cash equivalents at end of period, including discontinued
operations                                                                                  $    25,953           $   76,256
                                                                                            ============          ==========
Supplemental Disclosure of Cash Flow Information
   Interest Paid                                                                            $    19,551           $   31,642
                                                                                            ============          ==========
Supplemental Disclosure of Non-Cash Investing and Financing Activities
   Discontinued operations included in accounts payable                                     $     1,232           $        -
                                                                                            ============          ==========
   Discontinued non-cash net assets charged to dividends paid                               $    24,014           $        -
                                                                                            ============          ==========
   Transfer of mortgage loan obligations in connection with real estate sales               $    76,189           $   49,000
                                                                                            ============          ==========

                                                                      Exhibit 99
Notes to Combined Financial Statements

Accounting Policies

         The Trust follows the Financial Accounting Standards Board's Emerging Issues Task Force Bulletin 98-9 (EITF98-9), "Accounting for Contingent Rent in Interim Financial Periods". EITF98-9 requires that contingent rental income, such as percentage rent which is dependent on sales of retail tenants, be recognized in the period that a tenant exceeds its specified sales breakpoint. Consequently, the Trust accrues the majority of percentage rent income in the fourth quarter of each year in accordance with EITF98-9.

         During 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was subsequently amended in 1999 and 2000. The Statement requires companies to recognize all derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. This Statement is effective for fiscal years beginning after June 15, 2000. The Trust believes that the effect of SFAS 133 on its financial statements will be immaterial.

Business Segments

         The Trust's and Company's business segments include ownership of shopping centers, office buildings, parking facilities, mortgage investments and parking and transit ticket equipment manufacturing. Management evaluates performance based upon net operating income which is income before depreciation, amortization, interest and non-operating items. The apartment portfolio was sold in May 1999 and during 1999, the Trust sold 16 shopping centers, two office facilities and a parking lot. Impark and the Trust's Canadian parking facilities are shown as discontinued operations because they were spun off to the Trust's shareholders in March 2000. During the nine months ended September 30, 2000, the Trust sold one shopping mall. Property net operating income is property rent and sales revenue less property operating expense, cost of goods sold and real estate taxes. Corporate interest expense consists of the Trust's senior notes, and borrowings collateralized by U.S. Treasury bills. Corporate depreciation and amortization consist primarily of the amortization of deferred issue costs on non-recourse debt and the leasehold improvements for its former corporate office. Corporate assets consist primarily of cash and cash equivalents, and deferred issue costs for non-recourse debt and senior notes. All intercompany transactions between segments have been eliminated (see table of business segments).

Contingent Liability

         In January 2000, the Trust received $2.5 million from the Richmond Redevelopment and Housing Authority (the "Authority") to expand the Trust's garage located in Richmond, Virginia. If the Trust is unable to successfully complete the renovation or does not continue to provide an easement for a period of 84 years, all or a portion of the $2.5 million must be returned to the Authority. The receipt of the $2.5 million has been recorded as a deferred item at September 30, 2000. This property, and the liabilities associated with it, are among those that are to be purchased and assumed by Radiant under the Sale Contract.

                                                                      Exhibit 99

Deferred Obligation

         In January 2000, the Trust repaid a $10.6 million deferred obligation relating to the purchase of the Huntington garage resulting in a prepayment penalty of $3.1 million.

Distribution of Impark

         In March 2000, the Trust distributed all common stock of Impark to its shareholders. One share of Impark common stock was distributed for every 20 Trust common shares of beneficial interest held on March 20, 2000. Approximately
2.1 million shares of Impark common stock were distributed. As part of the spin-off, the Trust repaid Imperial's bank credit facility of approximately $24.2 million, contributed to Impark approximately $7.5 million in cash, its 14 Canadian parking properties and $6.7 million for a parking development located in San Francisco, California. The Trust has also provided a secured line of credit for $8 million to Impark. The unused line of credit expired on September 27, 2000. The Company retained ownership of Ventek formerly a manufacturing subsidiary of Impark.

         The Trust also adjusted the conversion price with respect to its Series A Cumulative Redeemable Preferred Shares of Beneficial Interest ("Preferred Shares"). The conversion price of the Preferred Shares has been decreased to $5.0824 per common share (equivalent to a conversion rate of 4.92 common shares for each Preferred Share) in connection with the distribution of the Impark shares, in accordance with the provisions of the documents establishing the terms of the Preferred Shares.

Mortgage Loans

         In April 2000, the Trust obtained a $42 million first mortgage loan secured by the Park Plaza Mall. The loan is non-recourse, has a 10 year term and a fixed interest rate of 8.69% payable on a 30 year amortization schedule. The Trust received proceeds, net of closing costs and escrow deposits, of $41.4 million. In August 2000, the Trust received an additional $.5 million on this loan. The loan requires monthly payments of approximately $401,000 for principal, interest and escrow deposits. Prepayment of the loan is permitted (after an initial lockout period of three years or two years from securitization), only with yield maintenance or defeasance, as defined in the loan agreement.

         In September 2000, the Trust obtained an $8.5 million first mortgage loan secured by the Westgate Town Center property. The Trust received $7.3 million, net of closing costs, of the proceeds at the closing and an additional $1.0 million will be advanced upon the satisfaction of certain contingencies. The loan has an interest rate option, at the election of the Trust, of either the bank's prime rate plus .25% per annum or the adjusted LIBOR rate (as defined) plus 2.6%. The interest period of the LIBOR rate is to be designated by the Trust as either 30, 60 or 90 days. The interest rate at September 30, 2000 was approximately 9.2%. The loan presently requires monthly payments of $7,576 for principal plus accrued interest. Upon the advance of the additional $1.0 million, the monthly payments of principal will increase to $8,586. The maturity date of the loan is September 30, 2003. Prepayment of the loan is permitted without premium or penalty.

Sale of Property

         In April 2000, the Trust sold Crossroads Center Mall for $80.1 million, of which approximately $78.1 million was applied against a loan payable to the purchaser, the assumption of the first mortgage debt on the mall and other liabilities. The Trust recognized a gain on the sale of approximately $59 million, less an extraordinary loss on extinguishment of debt of approximately $2.4 million.

Investment

         In May 2000, the Trust made a $10 million investment in convertible preferred stock issued by HQ Global Workplaces, Inc. ("HQ"). The convertible preferred stock accrues a 13.5% "payment-in-kind" dividend which increases annually. The shares and accrued dividends are convertible into common shares, if and when HQ conducts an initial public offering. In addition, the Trust received warrants to purchase shares of common stock for a nominal strike price.

Repurchase of Shares

         In June 2000, the Trust repurchased, in a private transaction, an aggregate of 364,200 shares of its Series A cumulative redeemable preferred shares of beneficial interest from three institutional investors at a purchase price of $21.25 per share, for an aggregate cash consideration of $7,739,250. As a result of this transaction, there are presently 984,800 shares of Series A cumulative redeemable preferred shares of beneficial interest outstanding. The Trust also resumed its previously authorized common share repurchase program and began to repurchase shares of common stock in 2000. From June 2000 through September 30, 2000, the Trust had repurchased 1,425,955 common shares for $4,150,488. As a result of these transactions, there are 41,045,774 common shares of beneficial interest outstanding at September 30, 2000.

Investment in Joint Venture

         In August 2000, the Trust received approximately $2.4 million representing its 50% non-controlling ownership interest in the net proceeds from the sale of Temple Mall. The Trust accounted for its interest in Temple Mall as an investment in a joint venture using the equity method of accounting. The Trust recognized a gain from the investment in the joint venture of approximately $.8 million during the third quarter of 2000. Temple Mall was sold for approximately $25.7 million, of which approximately $19.5 million was applied against the first mortgage debt on the mall. In addition, Temple Mall repaid its $1.2 million note payable to the Trust from cash reserves.

Contract for Sale of Properties

         In September 2000, the Trust entered into two sales contracts and a letter agreement (the "Sale Contract") for a significant asset sale to Radiant Investors LLC ("Radiant"). The proposed transactions contemplate the sale of certain real estate assets (the "Purchased Assets") for a sales price of approximately $205 million (which includes approximately $125 million in assumed mortgage debt at September 30, 2000) and subject to certain adjustments including the Trust's share of certain transaction costs.

         In connection with the sale, Radiant has made deposits of $7 million as required under the terms of the Sale Contract. The deposits are non-refundable with respect to financing contingencies. In October 2000, Radiant confirmed to the Trust, by amendment to the Sale Contract, that it had obtained acceptable financing with respect to the Sale Contract. In the event that Radiant is not able to obtain consents to assignments of existing mortgages or obtain third party financing on one or more of the Purchased Assets, the Trust may be required to provide Radiant with up to $46 million in financing. However, based upon written assurances from Radiant, the Trust does not expect that it will be required to provide financing to Radiant.

         In October 2000, the Trust entered into a definitive purchase agreement (the "Northeastern Contract") for the sale of the Huntington Garage property in Cleveland, Ohio to Northeastern Security Development Corp., a private real estate investment firm headquartered in New York. The purchase price is $21,250,000 and the purchaser has made a non-refundable deposit of $1,000,000 to be applied to the purchase price at closing. The sale is expected to close no later than January 2001.

         This property is among those that Radiant agreed to acquire from the Trust under the Sale Contract. Under the Sale Contract, Radiant and the Trust had agreed that the Trust was permitted to sell the Huntington Garage property to a third party.

         The Sale Contract as amended provides that Radiant will receive a credit towards the $205 million purchase price equal to the net sales price to be realized by the Trust from the sale of the Huntington Garage under the Northeastern Contract.

         Following the execution of the Sale Contract, the Trust notified the party holding the right of first refusal for the purchase of the Long Street Garage in Columbus, Ohio of the terms and conditions of the offer by Radiant. Such party failed to exercise its right of first refusal within the time frame permitted and as a result the Long Street Garage is among the Purchased Assets that will be sold to Radiant.

The assets to be purchased by Radiant under the Sale Contract include:

         -        55 Public Square and CEI Office Buildings - Cleveland, Ohio
         -        55 Public Square Garage - Cleveland, Ohio
         -        West Third Street Parking Lot - Cleveland, Ohio
         -        North Valley Tech Center - Thornton, Colorado
         -        Two Rivers Business Center - Clarksville, Tennessee
         -        Westgate Town Center - Abilene, Texas
         -        Pecanland Mall - Monroe, Louisiana
         -        Long Street Garage - Columbus, Ohio
         -        Madison and Wells Garage - Chicago, Illinois
         -        Printers Alley Garage - Nashville, Tennessee
         -        5th and Marshall Garage - Richmond, Virginia
         - Club Associates' note receivable, face amount of approximately $1.5 million.
         - Ancillary assets including furniture, fixtures and equipment, and reserve and escrow accounts related to the Purchased Assets.
         - Net operating income from all of the Purchased Assets from June 1, 2000 less (a) debt service on the purchased assets,
                  (b) capital expenditures committed subsequent to May 9, 2000 and (c) 66.6% of asset management fees paid to the Management Company from June 1, 2000 until the closing of the transaction.

The Trust would retain ownership of the following assets:

         -        Unrestricted cash and Treasury bills
         -        Convertible preferred investment in HQ Global Workplaces, Inc.
         -        Severance and prior trustees escrow account
         -        Park Plaza Mall - Little Rock, Arkansas
         -        Circle Tower - Indianapolis, Indiana
         -        Peachtree Mall legal claim

In addition, the Company would retain ownership of Ventek.

The Trust will remain liable for the following obligations:

         - 8.2% convertible preferred shares; $33,725,000 approximate face amount (reduced to $24,620,000 as of September 30, 2000)
         - 8.875% publicly-traded senior notes; $12,500,000 approximate face amount
         - Dallas management office lease (the Trust has sub-leased this space)
         - Certain liabilities arising out of the Purchased Assets arising prior to June 1, 2000, except for certain potential liabilities of the Westgate Town Center
         - Corporate expenses and liabilities not related to the Purchased Assets (including the Ventek guarantee)
         -        Property level mortgage debt on retained assets
         -        Other ordinary course liabilities

         The Sale Contract provided that the Management Company would continue to manage the Trust's remaining assets for $250,000 per year for two years.

         The Sale Contract is subject to several conditions, including the consent of shareholders of the Trust. The closing is expected to occur during December 2000 or January 2001, although it may be extended under certain circumstances to a date not later than April 29, 2001.

Earnings Per Share

         The computation of basic and diluted earnings per share before extraordinary loss and loss from discontinued operations is as follows (in thousands, except per share data):

                                                                     Three Months Ended                    Nine Months Ended
                                                                        September 30,                         September 30,
                                                                   ----------------------               -----------------------
                                                                   2000              1999               2000               1999
                                                                   ----              ----               ----               ----
Basic
(Loss) income before extraordinary loss and loss
    from discontinued operations, basic                         $   (396)          $ (1,401)          $ 52,722           $ 11,226
Preferred dividend                                                  (517)              (708)            (1,933)            (2,124)
Discount on preferred stock redemption                                 -                  -                827                  -
                                                                --------           --------           --------           --------
(Loss) income before extraordinary loss and loss
   from discontinued operations attributable to
   common shares, basic                                         $   (913)          $ (2,109)          $ 51,616           $  9,102
                                                                ========           ========           ========           ========
Basic weighted average shares                                     41,751             43,554             42,229             35,520
                                                                ========           ========           ========           ========
(Loss) income per share before extraordinary
   loss and loss from discontinued operations, basic            $  (0.02)          $  (0.05)          $   1.22           $    .26
                                                                ========           ========           ========           ========
Diluted
(Loss) income before extraordinary loss and loss
    from discontinued operations, diluted                       $   (396)          $ (1,401)          $ 52,722           $ 11,226
Preferred dividend                                                  (517)              (708)                 -             (2,124)
Discount on preferred stock redemption                                 -                  -                  -                  -
                                                                --------           --------           --------           --------
(Loss) income before extraordinary loss and loss
   from discontinued operations attributable to
   commons shares, diluted                                      $   (913)          $ (2,109)          $ 52,722           $  9,102
                                                                ========           ========           ========           ========
Basic weighted average shares                                     41,751             43,554                  -             35,520
                                                                ========           ========           ========           ========
Diluted weighted average shares                                        -                  -             48,258                  -
                                                                ========           ========           ========           ========
(Loss) income per share before extraordinary
   loss and loss from discontinued operations, diluted          $  (0.02)          $  (0.05)          $   1.09           $    .26
                                                                ========           ========           ========           ========

Business Segments                                                     Exhibit 99

                                                            Nine Months Ended September 30,
                                                            -------------------------------
                                                              2000                  1999
                                                            --------              --------
Rents and Sales
       Shopping Centers                                    $ 19,731              $ 61,279
       Apartments                                                 -                 6,046
       Office Buildings                                       9,490                 9,723
       Parking Facilities                                     7,766                 7,972
       Ventek                                                 6,642                 3,152
       Corporate                                                208                   616
                                                           --------              --------
                                                             43,837                88,788

Less - Operating Expenses and
  Costs of Goods Sold
       Shopping Centers                                       5,855                20,881
       Apartments                                                 -                 2,353
       Office Buildings                                       4,103                 4,265
       Parking Facilitie                                        355                   602
       Ventek                                                 6,410                 3,727
       Corporate                                                 (7)                  570
                                                           --------              --------
                                                             16,716                32,398

Less - Real Estate Taxes
       Shopping Centers                                       1,891                 5,320
       Apartments                                                 -                   339
       Office Buildings                                       1,005                   850
       Parking Facilities                                     1,428                 1,470
                                                           --------              --------
                                                              4,324                 7,979

Property - Net Operating Income (Loss)
       Shopping Centers                                      11,985                35,078
       Apartments                                                 -                 3,354
       Office Buildings                                       4,382                 4,608
       Parking Facilities                                     5,983                 5,900
       Ventek                                                   232                  (575)
       Corporate                                                215                    46
                                                           --------              --------
                                                             22,797                48,411

                                                                      Exhibit 99

                                                                         Nine Months Ended September 30,
                                                                         -------------------------------
                                                                             2000                1999
                                                                          -------                ------
Less - Depreciation and Amortization                                      $  9,170             $ 19,401
Less - Interest Expense                                                     19,087               30,439
Mortgage Investment Income                                                     193                  346
Corporate Income (Expense)
       Short-term investment income                                          8,104                1,364
       Other income                                                             31                  950
       General and administrative                                          (10,059)              (8,910)
       Unrealized loss on carrying value of real estate                          -               (9,002)
                                                                          --------             --------

Loss before Capital Gains, Discontinued Operations,
    Extraordinary Loss and Preferred Dividend                             $ (7,191)            $(16,681)
                                                                          ========             ========
Capital Expenditures
       Shopping Centers                                                   $    830             $  4,418
       Apartments                                                                -                  262
       Office Buildings                                                      5,979                2,235
       Parking Facilities                                                      224                   97
       Ventek                                                                   44                    -
       Corporate                                                                41                    -
                                                                          --------             --------
                                                                          $  7,118             $  7,012
                                                                          ========             ========



                                                                                 September 30,
                                                                           ---------------------------
                                                                             2000                1999
                                                                           ------               ------
Identifiable Assets
       Shopping Centers                                                   $149,701             $350,351
       Apartments                                                                -                    -
       Office Buildings                                                     55,080               42,477
       Parking Facilities                                                   77,046               70,110
       Mortgages                                                             1,483                5,465
       Ventek                                                                7,258                3,913
       Corporate                                                           186,323               62,510
                                                                          --------             --------
Total Assets (net of discontinued operations)                             $476,891             $534,826
                                                                          ========             ========
                                       25